SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                                  FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                 of the Securities Exchange Act of 1934.

                      Commission File Number  0-17427
                                              -------

                     Upper Peninsula Energy Corporation
                     ----------------------------------
           (Exact name of registrant as specified in its charter)

                  600 Lakeshore Drive, Houghton, MI  49931
                  ----------------------------------------
       (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                Common Stock
                                ------------
          (Title of each class of securities covered by this Form)

           ------------------------------------------------------
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]  Rule 12h-3(b)(1)(ii)     [ ]
         Rule 12g-4(a)(1)(ii)     [ ]
         Rule 12g-4(a)(2)(i)      [ ]  Rule 12h-3(b)(2)(i)      [ ]
         Rule 12g-4(a)(2)(ii)     [ ]
         Rule 12h-3(b)(1)(i)      [ ]  Rule 15d-6               [ ]

     Approximate number of holders of record as of the certification or notice date:
         None
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     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  May 7, 1999
     ----------------------------



BY:/s/ Francis J. Kicsar
   ------------------------------------
   Francis J. Kicsar, Secretary

   WPS Resources Corporation
   700 North Adams Street
   Green Bay, WI  54301
   Telephone:  (920) 433-1466
   CIK 0000916863

   Successor by merger to
   Upper Peninsula Energy Corporation
   Merger effective:  September 29, 1998

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.